UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of May 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated May 11, 2017 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited
By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: May 11, 2017

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Scheme of Arrangement between Tata Motors Finance Limited (Transferor Company) and Sheba Properties Limited (Transferee Company)

May 10, 2017, Mumbai: Further to our intimation dated September 26, 2016 and pursuant to Regulation 30(9) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“the Regulation”), we would like to inform that the Hon’ble National Company Law Tribunal has approved the Sceheme of Arrangement between Tata Motors Finance Limited (TMFL) and Sheba Properties Limited and the scheme has become effective from May 9, 2017. Reproduced below is Annexure A, giving brief details of the said scheme, in the prescribed form, the content of which is self-explanatory.

It may be noted that TMFL is a Company whose debt is listed on National Stock Exchange of India (NSE) and an intimation has been sent to NSE, a copy of which is reproduced below as Annexure B.

This is for the information of the exchange and the members.

ANNEXURE A

DETAILS SPECIFIED IN PARA A OF PART A OF SCHEDULE III OF SEBI LISTING REGULATIONS

a)	Details and reasons for restructuring

Pursuant to a scheme of arrangement (Scheme) between our subsidiaries, Tata Motors Finance Limited (TMFL) and Sheba Properties Limited (Sheba), which became effective on May 9, 2017, TMFL has transferred its undertaking comprising the new vehicle finance business to Sheba. The Appointed Date under the Scheme is the close of business hours on January 31, 2017.

The primary reason and rationale for effecting the Scheme was to achieve the objective of TMFL to convert itself into a systemically important core investment company and to consolidate the different vehicle financing and allied operations in a more focused manner under TMFL and its subsidiaries.

b)	Quantitative and / or qualitative effect of restructuring

Since both TMFL and Sheba are consolidated under the Company, the Scheme and related restructuring would not have any specific effect on the Company.

c)	Details of benefit, if any, to the promoter / promoter group / group companies from such proposed restructuring

As stated in a) above, the Scheme is expected to benefit TMFL and its subsidiaries as it is a step for TMFL to achieve its objective to convert itself into a systemically important core investment company and will also result in streamlining the different vehicle financing and allied operations in a more focused manner under TMFL and its subsidiaries.

d)	Brief details of change in shareholding pattern (if any)of all entities

The Scheme itself did not envisage any change in the shareholding pattern of TMFL and/or Sheba. The Scheme did however contemplate a transfer of authorized share capital to the extent of ₹500 crores from TMFL to Sheba.

ANNEXURE B

TATA

May 9, 2017

The Manager – Debt Listing
National Stock Exchange of India Limited
Exchange Plaza,
Bandra Kurla Complex,
Bandra (East),
Mumbai - 400 051

Dear Sir,

Sub: Scheme of arrangement entered into between Tata Motors Finance Limited ("*Company*") and Sheba Properties Limited

We refer to our letter, dated September 26, 2016, whereby we had informed you that the Board of Directors of the Company had approved a scheme of arrangement ("**Scheme**"), for the transfer by the Company of its undertaking comprising the new vehicle finance line of business including all assets and liabilities (including the present listed debt securities of the Company) comprising part of that undertaking ("**New Vehicle Finance Business**") to its subsidiary Sheba Properties Limited ("**Sheba**").

We hereby inform you that, pursuant to the approval of the Scheme by the Hon'ble National Company Law Tribunal, Mumbai Bench and the certified copy of the order of the Hon'ble National Company Law Tribunal, Mumbai Bench, being filed with the Registrar of Companies, at Mumbai (which was completed today), the Scheme has become effective as on May 9, 2017 (with an Appointed Date of close of business hours on January 31, 2017).

Kindly inform your members accordingly and acknowledge the receipt.

Thanking you.

Yours faithfully,
For Tata Motors Finance Limited

Vinay Lavannis
Company Secretary

TATA MOTORS FINANCE LIMITED
I-Think Techno Campus Building A 2nd Floor Off Pokhran Road 2 Thane West 400 601
Tel 91 22 6181 5400 Fax 91 22 6181 5700 website www.tmf.co.in CIN - U65923MH2006PLC162503
Registered Office 10th Floor 106 A and B Maker Chambers III Nariman Point Mumbai 400 021

About Tata Motors

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.